EXHIBIT 99.1

Press Release dated July 16, 2013, Suncor Energy returns to full production at oil sands operations

News Release

FOR IMMEDIATE RELEASE

Suncor Energy returns to full production at oil sands operations

Calgary, Alberta (July 16, 2013) – Suncor Energy reports it has returned to full production at its oil sands operations. Since the restart of the Enbridge regional oil sands pipeline system earlier this month, Suncor has been ramping up its oil sands production as pipeline and storage capacity would allow.

On June 24, Suncor announced that as a result of the precautionary shutdown of the Enbridge pipeline system within the Fort McMurray region, it had to reduce production from its oil sands operations. Suncor worked to mitigate the impact using existing storage capacity and continuing to move product on its Oil Sands pipeline.

Aggregate production was reduced by approximately three million barrels as a result of the pipeline interruption. Suncor still anticipates that oil sands production for the year will be within the annual guidance range.

Certain statements in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All forward-looking statements are based on Suncor’s current expectations, estimates, projections, beliefs and assumptions based on information available at the time the statement was made and in light of Suncor’s experience and its perception of historical trends.

The forward-looking statements in this news release include reference to: the estimate of aggregate production impact and Suncor still anticipating that oil sands production for the year will be within the annual guidance range. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our company. Suncor’s actual results may differ materially from those expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them.

Suncor’s Earnings Release, Quarterly Report and Management’s Discussion & Analysis for the first quarter of 2013 and its most recently filed Annual Information Form/Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3Y7, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

For more information about Suncor Energy please visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or read our blog, OSQAR.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com